Abacus Life, Inc.
Subsidiaries

Subsidiaries	State of Incorporation or Organization
Longevity Market Assets, LLC Entity also does business under the name: •ABL Tech •ABL Technologies	Delaware
Abacus Settlements, LLC Entity also does business under the name: •Abacus Life	Delaware
ABL Technologies, LLC	Florida
Longevity Market Admin, LLC	Florida
Longevity Market Advisors, LLC	Delaware
Regional Investment Services, Inc.	Ohio
ABL Wealth Advisors, LLC	Delaware
LMX Series, LLC	Florida
LMATT Series 2024, Inc.	Delaware
LMA Series, LLC	Florida
LMATT Growth Series 2.2024, Inc.	Delaware
LMATT Growth and Income Series 1.2026, Inc.	Delaware
LMA Income Series GP, LLC	Delaware
LMA Income Series LP	Delaware
LMA Income Series II GP, LLC	Delaware
LMA Income Series II LP	Delaware